UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 24, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON SEPTEMBER 24th, 2021

DATE, TIME AND PLACE: September 24th, 2021, at 8.00 a.m., by videoconference.

PRESENCE: Messrs. Walmir Kesseli, Jarbas T. Barsanti Ribeiro and Josino de Almeida Fonseca, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mr. Jaques Horn, Secretary, also attended the meeting. It is also registered the presence of Messrs. Nicandro Durante, Chairman of the Company’s Board of Directors, and Pietro Labriola, Diretor Presidente (Chief Executive Officer) of the Company.

AGENDA: Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the CF members registered their considerations and discussions as follows:

Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

Mrs. Camille Loyo Faria, Chief Financial Officer and Investor Relations Officer, with the support of Messrs. Gustavo Baptista Alves, representative of the Administrative & Tax Services area, and Bruno Cordeiro Justo, representative of the Tax Planning, Consulting & Operations area, made a brief introduction on the subject, already well known by the CF members, and presented the management proposal for the distribution as Interest on Shareholders’ Equity ("IE") by the Company, as follows: (i) amount of R$137,500,000.00 (one hundred and thirty-seven million and five hundred thousand reais) at R$ 0.056809776 (zero point, zero, five, six, eight, zero, nine, seven, seven, six reais) of gross

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

September 24th, 2021

value per share; (ii) payment will be made by October 27th, 2021, without the application of any monetary restatement index; (iii) shall be considered the date of September 29th, 2021, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 24th, 2021

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 24, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer